ALLSTATE LIFE INSURANCE COMPANY

1-800-632-3492

Bailout Rate Endorsement

This endorsement is attached to and made part of Your Contract as of the Issue Date.

Bailout RateDuring the Investment Option Period, for each Investment Option, if the Maximum Investment Performance Rate is less than the Bailout Rate specified on the Annuity Data Page, You may withdraw all or a portion of the Investment Option Interim Value allocated to that Investment Option during the 30 day period following the Contract Anniversary without incurring a Withdrawal Charge. Upon withdrawal, the Investment Option Maturity Value will be reduced in the same proportion as the Investment Option Interim Value. We must receive Your request in a form satisfactory to Us.

At any time while the Maximum Investment Performance Rate is less than the Bailout Rate specified on the Annuity Data Page, We may at Our own discretion restrict the Transfer of Investment Option Maturity Value into such Investment Options.

The Bailout Rate for each Investment Option is set on the Issue Date and will not change.

Except as amended by this endorsement, the Contract remains unchanged.

Susan L. Lees	Matthew E. Winter
Secretary	President and Chief Executive Officer

LU10978B	(5/10)